ROPES & GRAY LLP 1211 AVENUE OF THE AMERICAS NEW YORK, NY 10036-8704 WWW.ROPESGRAY.COM

November 14, 2013		Lindsey Coffey T +1 212 596 9821 F +1 646 728 2573 lindsey.coffey@ropesgray.com

VIA EDGAR

Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549
Attn:  Vincent DiStefano, Esq.

Re:	Westchester Capital Funds (the “Trust” or “Registrant”)
Responses to Comments on Pre-Effective Amendment No. 1
File Nos. 333-187583 and 811-22818

Dear Mr. DiStefano:

On September 24, 2013, you provided oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Lindsey Coffey of Ropes & Gray LLP, counsel to the Registrant, regarding Pre-Effective Amendment No. 1 under the Securities Act of 1933, as amended (the “Securities Act”) and Amendment No. 1 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Registrant’s Registration Statement on Form N-1A/A (“Amendment No. 1”) relating to WCM Alternatives: Event-Driven Fund (the “Fund”). The following sets forth the Registrant’s responses to the Staff’s comments. These responses will be reflected, to the extent applicable, in a Pre-Effective Amendment to the Registrant’s Registration Statement (the “Amendment”).  Capitalized terms not defined herein shall have the same meanings ascribed to them in the Amendment No. 1.

PROSPECTUS

Fund Summary

Investment Objective (page 1)

1.
Comment: The Fund’s investment objective is “to provide attractive risk-adjusted returns with minimal volatility in virtually all market environments.” Please (i) define “risk-adjusted” and (ii) delete “attractive” and “minimal volatility.”  Please also delete the sentence that follows the investment objective: “[t]here can be no assurance that the Fund will achieve its investment objective.”

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Response: The Fund’s investment objective has been revised as follows:

“The Fund’s investment objective is to provide attractive risk-adjusted returns with low relative volatility in virtually all market environments.”

The sentence that followed the investment objective has been replaced with the following:

“Risk-adjusted return is a concept that considers not only an investment’s return, but also the amount of potential risk involved in producing that return.”

The Registrant respectfully declines to delete “attractive” because the Registrant believes it is necessary to describe to potential investors that the Fund considers not only the potential return on an investment, but also the potential risk.  Moreover, the Registrant believes the investment objective is intended to reflect the Registrant’s investment goals.

Fees and Expenses of the Fund (page 1)

2.
Comment: Please revise the sub-categories under “Other Expenses” to make them clearer and more concise. Please also revise the disclosure to clearly set forth the main types of other expenses shareholder will pay.

Response: The requested changes have been made.

3.
Comment: Footnote 3 to the Annual Fund Operating Expenses table states “[t]his expense limitation is expected to apply until at least [     ], 2014, except that it may be terminated by the Board of Trustees at any time.” Please confirm supplementally that the Registrant is aware that the expense limitation must be in effect for a period of at least twelve (12) months after the effective date of the registration statement.

Response: The Fund acknowledges that the expense limitation agreement must remain in effect for a period of one year from the effective date of the prospectus if it is to be reflected in the table.  The Fund intends to update the footnote accordingly when the effective date is known.

Expense Example (page 2)

4.	Comment: Please confirm that the expense example presented assumes that the fee waiver will be in effect for only one year and add disclosure to that effect.

Response: The Fund confirms that the expense example assumes that the fee waiver will be in effect for only one year and has added the following disclosure:

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“Only the first year of each period in the example takes into account the fee waiver described above.”

Principal Investment Strategies (page 2)

5.
Comment: Please add disclosure to the summary section of the prospectus with respect to how the Adviser determines to buy and sell investments, including the following disclosure from page 5 of Amendment No. 1: “Portfolio securities may be sold at any time. For example, the Fund’s portfolio managers may sell a Fund investment in order to take advantage of what they consider to be a better investment opportunity, when they believe the investment no longer represents a relatively attractive investment opportunity, or when they perceive deterioration in the credit fundamentals of the issuer.”

Response: The Fund has added the following disclosure to the section entitled “Principal Investment Strategies” under “Fund Summary”:

“In making investments for the Fund, the Adviser is guided by the following general principles: before an initial position in an event-driven opportunity is established, a preliminary analysis is made of the expected event to determine the probability and timing of the event; in deciding whether or to what extent to invest, the Adviser evaluates, among other things, the credibility, strategic motivation and financial resources of the relevant participants, and the liquidity of the securities involved in the transaction; and the risk-reward characteristics of each event-driven opportunity are assessed on an ongoing basis, and the Fund’s holdings may be adjusted at any time.  The Adviser may sell securities at any time, including if the Adviser’s evaluation of the risk/reward ratio is no longer favorable, in order to take advantage of what the Adviser considers to be a better investment opportunity, when the Adviser believes the investment no longer represents a relatively attractive investment opportunity, or when the Adviser perceives deterioration in the credit fundamentals of the issuer.”

6.	Comment: With respect to the Fund’s “Option Income Strategies,” please clarify whether the Fund may write uncovered options.

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Response: The Fund may write uncovered options and has added disclosure to clarify its investment flexibility.

7.
Comment: Under “Option Income Strategies,” the Fund discloses that “[t]he Adviser may determine to purchase shares and sell call options on those shares at approximately the same time, although the sale of options on the Fund’s portfolio securities may occur at any time or not at all.” Please clarify the meaning of “approximately” in this sentence.

Response: “Approximately” in the referenced sentence means that the Fund may not purchase shares of stock and sell call option on those shares at precisely the same moment in time.  The language is intended to convey that, although the Adviser may seek to adjust the Fund’s investment exposure by purchasing or selling options in respect to securities it owns, it may not always do so at precisely the same moment in time, which will affect the Fund’s investment exposure.

8.	Comment: If the Fund will use derivatives besides options as part of its principal investment strategy, please disclose such derivative instruments in the summary section of the prospectus.

Response: The Fund respectfully refers the Staff’s attention to the following disclosure in the summary section of the prospectus:

“In implementing the Fund’s investment strategies, the Fund may invest in a wide variety of investments, such as equity securities of any kind, debt securities of any kind, including those that pay a fixed or floating rate of interest, warrants, convertible securities, master limited partnerships, derivative instruments of any kind, including options, futures, currency forwards and swaps (emphasis added).”

9.	Comment: The Fund discloses that it may invest in exchange-traded funds. Please explain supplementally to the Staff how investing in a broad based ETF works in a special situation?

Response: The Fund respectfully refers the Staff to the following disclosure, which has been modified as indicated:

“[t]he Fund may invest in other investment companies, including ETFs.  Those investments may be made for the purpose of, among other things, gaining or hedging market exposure, hedging exposure to a particular industry, sector or component of an event-driven opportunity, or managing the Fund’s cash position.”

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In addition, the Fund may invest in ETFs and other investment companies as part of an event-driven opportunity if such an investment is otherwise consistent with the Fund’s principal investment strategies.  For example, the Fund may take a position in a narrowly-based sector ETF as part of an investment thesis relating to how a regulatory event may affect companies operating in a particular sector or industry.

10.	Comment: If the Fund will invest in below investment-grade securities, please identify such securities as “junk bonds.”

Response: The Fund respectfully directs the Staff to “lower-rated securities risk,” which includes the following disclosure: “[s]ecurities rated below investment-grade (and unrated securities of comparable credit quality), commonly referred to as “high-yield” or “junk” bonds, have speculative characteristics and generally have more credit risk than higher-rated securities (emphasis added).”

The Fund will add similar disclosure to references to such bonds within the description of its principal investment strategies.

11.
Comment: Please identify the types of derivatives the Fund will use in executing its principal investment strategies, and explain how the derivatives will be used. This should include adding a summary of the derivatives risk disclosure found on page 14 of Amendment No. 1 to the summary section. Please also describe the risks of the derivatives and strategies in the summary section. See letter from Barry Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, Esq., General Counsel, Investment Company Institute, dated July 30, 2013.

Response: In addition to the below response, please also see the response to comment number 8 above.

The Fund has added the following disclosure to the “Principal Investment Strategies” summary section.

“The Fund may invest in derivative instruments in any manner consistent with its investment strategies, including, for example, in the following situations: (i) the Fund may invest in futures contracts, options on futures contracts, or swap transactions as a substitute for a cash investment in an equity security, (ii) the Fund may invest in interest rate swaps, total return swaps, or futures contracts where the Adviser believes doing so is the most cost-efficient or liquid way to gain the desired investment exposure, (iii) the Fund may invest in options contracts, forward currency contracts, futures contracts and interest rate swaps to adjust the Fund’s investment or risk exposure, and (iv) the Fund may invest in futures transactions, option contracts and swap contracts, such as total return swaps and credit default swaps, to gain investment exposure beyond that which could be achieved by making only cash investments.

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The Fund has added the following disclosure to “Derivatives Risk” in the summary section:

“Derivatives involve special risks, including: (1) the risk that interest rates, securities prices and currency markets will not move in the direction that a portfolio manager anticipates; (2) imperfect correlation between the price of derivative instruments and movements in the prices of the securities, interest rates or currencies being hedged; (3) the fact that skills needed to use these strategies are different than those needed to select portfolio securities; (4) the possible absence of a liquid secondary market for any particular instrument and possible exchange imposed price fluctuation limits, either of which may make it difficult or impossible to close out a position when desired; (5) the risk that adverse price movements in an instrument can result in a loss substantially greater than the Fund’s initial investment in that instrument (in some cases, the potential loss is unlimited); (6) particularly in the case of privately-negotiated instruments, the risk that the counterparty will not perform its obligations, or that penalties could be incurred for positions held less than the required minimum holding period; and (7) the inability to close out certain positions to avoid losses, exposing the Fund to greater potential risk of loss.  In addition, the use of derivatives for non-hedging purposes is considered a speculative practice and may present an even greater risk of loss than when used for hedging purposes.”

The Fund has also added the following disclosure under the sub-heading “Other Risks”:

“Certain portfolio management techniques, such as, among other things, using reverse repurchase agreements or dollar rolls, purchasing securities on a when-issued or delayed delivery basis, entering into swap agreements, futures contracts or other derivative transactions, or engaging in short sales, may be considered senior securities unless steps are taken to segregate the Fund’s assets or otherwise cover its obligations. To avoid having these instruments considered senior securities, the Fund intends to segregate liquid assets with a value equal (on a daily mark-to-market basis) to its obligations under these types of transactions, enter into offsetting transactions or otherwise cover such transactions. The Fund may be unable to use such segregated assets for certain other purposes, which could result in the Fund earning a lower return on its portfolio than it might otherwise earn if it did not segregate those assets to cover such positions. To the extent the Fund’s assets are segregated or committed as cover, it could limit the Fund’s investment flexibility. Segregating assets and covering positions will not limit or offset losses.”

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12.
Comment: Under “Leveraging Risk,” the Fund discloses that “[t]he use of leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions…” If reverse repurchase agreements, securities lending and forward commitments are part of the Fund’s principal investment strategy, please add a discussion of these types of investments to the summary section. If they are not, please clarify that supplementally.

Response:  Engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitments are part of the Fund’s principal investment strategy and, corresponding disclosure has been added to “Principal Investment Strategies” section of the Fund’s summary section.

13.
Comment: Under “Leveraging Risk,” the Fund discloses that the use of leverage “will cause the value of the Fund’s shares to be more volatile.” Please also disclose that leverage may magnify the Fund’s losses.

Response: The following disclosure has been revised as follows:

“If the Fund employs leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, as part of its principal investment strategies, the Fund’s shares could be expected to be more volatile and the use of leverage will cause any losses the Fund incurs to be greater than they otherwise would have been had the Fund not employed leverage.”

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14.	Comment: Under “Lower-Rated Securities Risk,” please add that such securities have “speculative characteristics.”

Response: The Fund has revised the disclosure as follows:

 “Securities rated below investment-grade (and unrated securities of comparable credit quality), commonly referred to as “high-yield” or “junk” bonds, ~~are speculative investments that~~ have speculative characteristics and generally have more credit risk than higher-rated securities.”

15.
Comment: Under “Portfolio Turnover Risk,” the Fund discloses that “[t]he frequency of the Fund’s transactions will vary from year to year.” It appears to the Staff that the portfolio turnover rate generally will be high each year. If this is true, please delete “will vary from year to year” and disclose that the portfolio turnover rate will generally be high.

Response: The Fund has added the following disclosure to the description of “Portfolio Turnover Risk”

“The Fund normally expects to engage in active and frequent trading and expects to have a high rate of portfolio turnover (e.g., greater than 100% annually).”

16.	Comment: The Fund includes “Selling (Writing) Covered Call Options Risk” disclosure. The “Principal Investment Strategies” section suggests that not all options are covered. Please clarify.

Response: Please see the response to numbered comment 6.

17.	Comment: Please add disclosure under “Short Selling Risk” in the “Fund Summary” section that the Fund may be obligated to pay dividends on shares sold short.

Response: The Fund updated the disclosure as follows:

“If the price of a security sold short increases between the time of the short sale and the time the Fund covers its short position, the Fund will incur a loss.  The amount of a potential loss on an uncovered short sale transaction is theoretically unlimited.  The Fund is required to deposit collateral in connection with such short sales and has to pay a fee to borrow particular securities and will often be obligated to pay to the lender of the security amounts equal to any dividends and accrued interest on the borrowed securities during the period of the short sale.”

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Annual Total Return (page 8)

18.	Comment: Please include the disclosure required by Item 4(b)(2)(i) of Form N-1A.

Response: The disclosure has been revised as follows:

“After the Fund has had operations for at least one full calendar year, its Prospectus will include a bar chart and a table that will provide an indication of the risks of investing in the Fund by showing how the Fund has performed and how its performance has varied from year to year. Once available, information on the Fund’s investment results can also be obtained by visiting the Fund's website at [                ].  Past performance of the Fund is no guarantee of how it will perform in the future.”

Portfolio Managers (page 8)

19.
Comment: The disclosure currently indicates the portfolio managers have been serving “since the Fund’s inception.” Please disclose the date on which the portfolio managers commenced services with the Fund.

Response:  The disclosure has been revised as follows:

“Mr. Roy D. Behren and Mr. Michael T. Shannon have served as co-portfolio managers of the Fund since the Fund’s inception in December 2013.”

Purchase and Sale of Fund Shares (page 9)

20.
Comment: Please delete the second sentence of the first paragraph of this section, and the entire paragraph succeeding the minimum investment table, as the disclosure is neither required nor permitted by Item 6 of Form N-1A.

Response: The requested changes have been made.

Principal Investment Policies (page 9)

21.
Comment: Please disclose here all hedging tactics the Fund will use in executing its principal strategy and identify the types of securities the Fund will use.  Please disclose the risks of each tactic and the securities used to execute it.  Please describe to us, and disclose in the SAI, the Fund’s cover and asset segregation policies for each type of derivative investment the Fund will make in executing its principal strategy.

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Response: Please see the response to numbered comment 11. The Fund also respectfully refers the Staff’s attention to “Derivatives Risk,” Hedging Transactions Risk,” “Merger and Event-Driven Risk” and “Other Risks” in the Fund’s prospectus.

22.
Comment: Please disclose in the summary section that the Fund may hold a significant portion of its assets in cash and cash equivalents, and disclose the risks attendant with this strategy, e.g., reduced returns. Please state in this section that when the Fund takes temporary defensive positions inconsistent with the Fund’s principal investment strategies, the Fund may not achieve its investment objective. See Instruction 6 to Item 9(b)(1) of Form N-1A.

Response: The Fund respectfully refers the Staff’s attention to the following disclosure in the summary section of the prospectus:

“The Fund may hold a significant portion of its assets in cash, money market investments, money market funds or other similar short-term investments for defensive purposes or to preserve the Fund’s ability to capitalize quickly on new market opportunities.  During periods when the Fund is so invested, its investment returns may be lower than if it were not so invested and the Fund may not achieve its investment objective.”

23.
Comment: Disclosure in the first paragraph of page 13 of Amendment No. 1 indicates that the Fund “may” engage in active trading. If the Fund will engage in active trading, please make this clear by replacing “may” with “will.” Alternatively, please explain supplementally to the Staff why “may” is more appropriate than “will.”

Response: The disclosure here under “Principal Investment Policies” and in the summary section has been revised as follows:

“The Fund normally expects to engage in active and frequent trading and expects to have a high rate of portfolio turnover (e.g., greater than 100% annually).”

24.
Comment: On page 11 of Amendment No. 1, the Fund states that it may invest in “derivative instruments of any kind, including options, futures, currency forwards and swaps.” Please add disclosure explaining what the Fund will do with futures, currency forwards and swaps.

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Response: Please see the changes described in response to numbered comment 11.

25.
Comment: On Page 12 of Amendment No. 1, the Fund discloses that it “may enter into derivative transactions and other instruments of any kind for hedging purposes, duration or volatility management purposes, or otherwise to gain, or reduce, long or short exposure to one or more asset classes or issuers.  For example, the Adviser may seek to hedge the Fund’s portfolio against a decline in the value of its portfolio securities or a decline in the market generally by purchasing put options.  A put option gives the Fund the right to sell, or “put,” a fixed number of shares of stock at a fixed price within a given time frame in exchange for the payment of a premium.  The values of put options generally increase as stock prices decrease. The Fund also may use derivative transactions with the purpose or effect of creating investment leverage.” This disclosure includes a discussion of options only. Please include a discussion of other types of derivatives the Fund intends to use.

Response: Please see the changes described in response to numbered comment 11.

26.	Comment: Please add the following disclosure from page 12 of Amendment No. 1 to the summary section: “Portfolio securities may be sold at any time.”

Response: Please see the changes described in response to numbered comment 5.

27.
Comment: The last paragraph on page 12 of Amendment No. 1 states, “[a]ny percentage limitation or other requirement as to investments will apply only at the time of an investment to which the limitation or requirement is applicable and shall not be considered violated unless an excess or deficiency occurs or exists immediately after and as a result of such investment.” Please clarify, if true, that this is not true in the case of the Fund’s fundamental limitation on borrowing.

Response: The Fund respectfully declines to the make the requested change.  The Fund respectfully submits that the referenced language refers to “investments” not “borrowings” and so any such clarification may be confusing.  The Fund also respectfully submits that the Fund’s fundamental restriction on borrowing does not refer to a percentage limitation and that the limitation on borrowing in Section 18(f) under the Investment Company Act of 1940, to which the Fund’s fundamental policy refers, applies only immediately after a “borrowing.”

Principal Risks (page 13)

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28.
Comment: Under “Derivatives Risk,” the Fund discloses that “[a]lthough the intention is to use such derivative contracts to minimize risk to the Fund, as well as for speculative purposes, there is the possibility that derivative strategies will not be used or that ineffective implementation of derivative strategies or unusual market conditions could result in significant losses to the Fund.” Please delete the underlined disclosure.

Response: The requested change has been made.

29.	Comment: Please add the second paragraph under “Derivatives Risk” to the summary section.

Response: The requested change has been made.

30.	Comment: Please revise the first paragraph under “Hedging Transactions Risk” to remove any disclosure that is not strictly risk disclosure.

Response: The referenced paragraph has been revised to read as follows:

“The success of the Fund’s hedging strategy will be subject to the Adviser’s ability to assess correctly the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged. Since the characteristics of many securities change as markets change or time passes, the success of the Fund’s hedging strategy will also be subject to the Adviser’s ability to continually recalculate, readjust, and execute hedges in an efficient and timely manner.  If the Adviser’s assessments or calculations prove inaccurate, the Fund’s hedging strategy may prove ineffective and the Fund may incur greater losses than it otherwise would have incurred had the Fund not employed the hedging strategies.”

31.	Comment: Under “Leveraging Risk,” the Fund discloses that the use of leverage “will magnify the Fund’s gains or losses.” Please delete “gains or.”

Response: The disclosure has been revised as follows:

“If the Fund employs leverage, such as borrowing money to purchase securities, engaging in reverse repurchase agreements, lending portfolio securities and engaging in forward commitment transactions, as part of its principal investment strategies, the Fund’s shares could be expected to be more volatile and the use of leverage will cause any losses the Fund incurs to be greater than they otherwise would have been had the Fund not employed leverage.”

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32.	Comment: Under “Lower-Rated Securities Risk,” please add that these types of securities have speculative characteristics.

Response: The disclosure has been revised as follows:

“Securities rated below investment-grade (and unrated securities of comparable credit quality), commonly referred to as “high-yield” or “junk” bonds, have speculative characteristics and generally have more credit risk than higher-rated securities.”

Portfolio Holdings (page 20)

33.	Comment: If the Fund expects to disclose its portfolio holdings on its website, please disclose that fact pursuant to Item 9(d).

Response: The Fund does not presently intend to post its portfolio holdings on its website other than to post links to, or copies of, its publicly-available shareholder reports and Form N-Q filings after they have been filed with the SEC.  The Fund has revised its disclosure accordingly.

Investment Adviser (page 20)

34.
Comment: Under “Investment Adviser,” the Fund discloses that “[a] discussion regarding the basis for the Board of Trustees approving the Advisory Agreement will be available in the Fund’s first report to shareholders.” Per Item 10(a)(1)(iii), please provide the period covered by the annual or semiannual report for the Fund, if known at this point.

Response: The reporting period of the Fund’s first annual or semiannual report is not yet known.

Appendix A

35.
Comment: Please review Bramwell Growth Fund (pub. Avail. Aug. 7, 1996) (the “Bramwell Letter”) and explain to the Staff supplementally how Appendix A complies with the standards set forth in Bramwell. If the Fund believes that Nicholas-Applegate Mutual Funds (pub. Avail. Aug. 6, 1996) is more appropriate guidance, please explain why to the Staff.

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Response: The presentation of the performance information in Appendix A is intended to comply with the conditions of the relief provided in the Bramwell Letter.  The Fund respectfully submits that the proposed portfolio managers for the Fund are the same (and only) portfolio managers who have been primarily responsible for the day-to-day management of the Dunham Monthly Distribution Fund (the “Dunham Fund”) for the period shown.  The Fund also respectfully submits that the Fund’s investment objective and investment strategies are expected to be substantially similar to those of the Dunham Fund, and the Dunham Fund’s performance is presented in a manner consistent with the conditions of the Bramwell Letter.

STATEMENT OF ADDITIONAL INFORMATION:

U.S. Federal Income Taxation – in General (page 39)

1.	Comment: Please delete from this section references to pre-2011 losses, as the Fund did not exist at that time.

Response: The requested change has been made.

* * * * *

As instructed by the Staff, the Registrant is also submitting the following:

The Registrant acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement, (ii) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Registration Statement, and (iii) the Registrant may not assert Staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to the undersigned at (212) 596-9821.

Sincerely,

/s/ Lindsey Coffey

Lindsey Coffey, Esq.

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cc:	Bruce Rubin

Jeremy Smith, Esq.